UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

FORTRESS BIOTECH, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

34960Q 109

(CUSIP Number)

Michael S. Weiss

2 Gansevoort Street, 9th Floor

New York, New York 10014

(781) 652-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34960Q 109 Page 2 of 5

1.	Name of Reporting Person
I.R.S. Identification No. of Above Person (Entities Only)

Michael S. Weiss
2.	Check the Appropriate Box if a Member of a Group

(a) ☐
Not Applicable (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable
6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power

8,031,170(1)
	8.	Shared Voting Power

0
	9.	Sole Dispositive Power

8,031,170(1)
	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,031,170 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

Not Applicable
13.	Percent of Class Represented by Amount in Row (11)

14.5%
14.	Type of Reporting Person

IN

(1) Includes as of January 1, 2017, 5,278,125 shares of unvested restricted Common Stock that are subject to repurchase by the Company until vested, 510,434 and 552,698 shares of unvested restricted Common Stock granted to the Reporting Person on January 1, 2016 and 2017, respectively, pursuant to the Fortress Biotech, Inc. Long Term Incentive Plan (and related Restricted Stock Award Agreement) and subject to repurchase until vested, and 30,000 shares of Common Stock subject to options held by the Reporting Person that are exercisable within 60 days of January 1, 2017.

CUSIP No. 34960Q 109 Page 3 of 5

Item 1. Security and Issuer

This statement on Schedule 13D (Amendment No. 3) relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Fortress Biotech, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 2 Gansevoort Street, 9th Floor, New York, New York 10014.

Item 2. Identity and Background

(a)       This Schedule 13D (Amendment No. 3) is being filed on behalf of the following person pursuant to Rule 13d-1 of Regulation D-G under the Act: Michael S. Weiss (the “Reporting Person”).

(b)       The Reporting Person’s business address is 2 Gansevoort Street, 9th Floor, New York, New York 10014.

(c)       The principal occupation of the Reporting Person is that of Executive Vice Chairman, Strategic Development of the Issuer. The Reporting Person also serves as a member of the Issuer’s Board of Directors.

(d) – (e) During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On January 1, 2017, the Reporting Person was granted 552,698 shares of Common Stock pursuant to the Fortress Biotech, Inc. Long Term Incentive Plan (“LTIP”) and related Restricted Stock Award Agreement (“Award Agreement”). The shares of Common Stock are subject to repurchase by the Issuer as set forth in the LTIP and Award Agreement.

Item 4. Purpose of Transaction.

The Reporting Person was granted the shares of Common Stock on January 1, 2017 pursuant to the LTIP and Award Agreement and upon the determination that the Reporting Person had achieved 100% of the relevant goals and objectives established by the Compensation Committee of the Issuer’s Board. The Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of Issuer’s subsidiaries; (iv) any change in the present board of directors or management of Issuer; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in Issuer’s business or corporate structure; (vii) changes in Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

CUSIP No. 34960Q 109 Page 4 of 5

Item 5.	Interest in Securities of the Issuer.

(a)

The Reporting Person is the beneficial owner of an aggregate of 8,031,170 shares of Common Stock, which represents approximately 14.5% of the outstanding Common Stock based upon 55,269,821 shares of Common Stock outstanding as of December 31, 2016, as provided by the Issuer.

The Reporting Person’s beneficial ownership consists of 1,000,000 shares of Common Stock purchased in the Issuer’s private placement on November 6, 2014, 5,938,038 shares of Common Stock issued pursuant to restricted stock agreements, 510,434 shares of Common Stock issued on January 1, 2016 pursuant to the LTIP and Award Agreement and 552,698 shares of Common Stock issued on January 1, 2017 pursuant to the LTIP and Award Agreement (as previously reported by the Reporting Person). The Reporting Person also owns an option to purchase 30,000 shares of Common Stock. Reference is made to the discussion in Item 4. Each of the transactions described in this Item 5(a) were reported on Forms 4 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filings is expressly incorporated herein.

(b)

The Reporting Person has sole voting and dispositive power of 8,031,170 shares of Common Stock beneficially owned.

(c)

Not applicable.

(d)       Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Person.

(e)       Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the LTIP and Award Agreement in Item 3 above.

Item 7.	Materials to be Filed as Exhibits.

7.01        Fortress Biotech, Inc. Long Term Incentive Plan (incorporated by reference to Appendix B of the Issuer’s definitive proxy statement as filed with the SEC on June 4, 2015).

7.02       Form of Fortress Biotech, Inc. Long Term Incentive Plan Restricted Stock Agreement (incorporated by reference to Exhibit 7.02 to the Schedule 13D (Amendment No. 2) filed by the Reporting Person on January 28, 2016).

CUSIP No. 34960Q 109 Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2017

/s/ Michael S. Weiss

Michael S. Weiss